HYPERION BROOKFIELD COLLATERALIZED SECURITIES FUND, INC.
           Three World Financial Center, 200 Vesey Street, 10th Floor
                             New York, NY 10281-1010

                        INCREASE IN THE NUMBER OF SHARES
            OFFERED TO PURCHASE FOR CASH TO 17,038,008 OF ITS ISSUED
               AND OUTSTANDING SHARES AT NET ASSET VALUE PER SHARE


To the Holders of Shares of
HYPERION BROOKFIELD COLLATERALIZED SECURITIES FUND, INC.:

     On November 6, 2007, Hyperion Brookfield Collateralized Securities Fund, Inc. (the "Fund") mailed you tender offer documents offering to purchase for cash 6,684,141 of its issued and outstanding shares at net asset value (the "Offer"). THE FUND HEREBY INCREASES THE NUMBER OF COMMON SHARES THAT IT IS OFFERING TO PURCHASE IN THE TENDER OFFER TO 17,038,008 COMMON SHARES. All other terms of the Offer remain as set forth in the Offer.

     The purpose of the increase in the number of shares that the Fund is offering to purchase is to allow more shareholders to tender additional shares of the Fund.

     As of November 20, 2007, no shares have been tendered.

     Questions and requests for assistance may be directed to your financial advisor or other nominee, or to the Fund at the address below or telephone number 1-800-HYPERION. Requests for additional copies of the Offer to Purchase and the Fund's Letter of Transmittal should be directed to the Fund as set forth below.


November 21, 2007                   HYPERION BROOKFIELD COLLATERALIZED
                                    SECURITIES FUND, INC.


                                          Hyperion Brookfield Collateralized
                                            Securities Fund, Inc.
                                          Three World Financial Center
                                          200 Vesey Street, 10th Floor
                                          New York, NY  10281-1010
                                          Attn: Jonathan Tyras